02022532

UNITED STATES
AND EXCHANGE COMMISSION
Washington D.C. 20549

RECEIVED APR - 1 2002

PB

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...AL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52919

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Springboard Securities

OFFICIAL USE ONLY
FIRM ID NO.

ADREDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1617 E. First St. Ste. E,

(No. and Street)

Santa Ana, CA 92701

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon Hansen 949-376-2206

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Corbin and Wertz

(Name – *if individual, state, last, first, middle name*)

2603 Main St. Ste. 600 Irvine CA 92614

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.*

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OATH OR AFFIRMATION
SEC Rule 17a-5(e)(2)

I, Jon Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and schedules pertaining the firm of Springboard Securities Inc., as of December 31, 2001 true and correct. I further swear (or affirm) that neither the broker or dealer, nor any partner, proprietor, principal officer, or director have any proprietary interest in any account classified as solely as that of a customer.

Signature of Proprietor, General Partner, or Authorized Corporate Officer

President

Title

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 19 DAY OF MAR 2002

NOTARY PUBLIC

A. MESBAH
COMM. #1216679
Notary Public-California
ORANGE COUNTY
My Comm. Exp. May 17, 2003

Notary Public Signature

This report contains – check all applicable boxes

- ☐ Form X-17A-5 (Facing Page)
- ☐ Notarized Oath or Affirmation
- ☐ Statement of Financial Condition (Balance Sheet)
- ☐ Statement of Income (Loss)
- ☐ Statement of Cash Flows
- ☐ Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☐ Computation of Net Capital – SEC Rule 15c3-1
- ☐ A Reconciliation including an appropriate explanation between the audited Net Capital Computation and the balances on the unaudited corresponding FOCUS Part II or II A OR a statement that no material differences existed
- ☐ A report describing any material inadequacies found to exist since the previous audit OR if none existed, a statement so stating
- ☐ Information regarding possession and requirements under SEC Rule 15c3-3
- ☐ Computation of SEC Rule 15c3-3 Reserve Requirement
- ☐ A Reconciliation including an appropriate explanation between the audited SEC Rule 15c3-3 Reserve Requirement Computation and the balances on the unaudited corresponding FOCUS Part II or IIA filing OR a statement that no material differences exist
- ☐ Copy of the SIPIC Supplemental Report
- ☐ Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation

Note: See SEC Rule 17a-5(e)(3) regarding the confidentiality treatment of the information included in this filing

CORBIN & WERTZ

Client Centered Professional Services

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Springboard Securities, Inc.

We have audited the accompanying statements of financial condition of Springboard Securities, Inc. (the "Company") as of December 31, 2001, and the related statements of income, shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Springboard Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Corbin & Wertz

CORBIN & WERTZ

Irvine, California
February 23, 2002

603 Main Street, Suite 600, Irvine, CA. 92614-4259
EL: 949.756.2120 • FAX: 949.756.9110

www.corbinwertz.com

3780 Kilroy Airport Way, Suite 820, Long Beach, CA. 90806-2460
TEL: 562.424.1040 • FAX: 562.981.6445

SPRINGBOARD SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

ASSETS	**December 31, 2001**
Cash	$ 26,522
Accounts receivable	29,926
Deposits	35,000
	$ 91,488
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities:	
Income taxes payable	$ 6,320
Commitments and contingencies	
Shareholder's equity:	
Common stock, no par value; 100,000 shares authorized; 1,000 shares issued and outstanding	15,000
Contributed capital	49,956
Retained earnings	20,172
Total shareholder's equity	85,128
	$ 91,448